
Union Capital @ Work
COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE

$6.3B	$10.5B	126,189	200.9M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED